Kathleen L. Werner
Partner
TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com
August 6, 2010
VIA EDGAR AND BY FEDERAL EXPRESS
Jennifer Gowetski
Philip L. Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Carey Watermark Investors Incorporated Pre-Effective Amendment No. 4 to the Registration Statement on Form S-11 Filed on August 6, 2010 File No. 333-149899
Dear Ms. Gowetski and Mr. Rothenberg:
On behalf of our client, Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), we submit for filing Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-11 (File No. 333-149899) (the “Registration Statement”). Pre-Effective Amendment No. 4 includes changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated July 30, 2010, with respect to Pre-Effective Amendment No. 3 to the Registration Statement.
Set forth below are the Company’s responses to the Staff’s July 30, 2010 comments. The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.
We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 4 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 3 to the Registration Statement. All page references in the responses below are to the pages of the blacklined version of Pre-Effective Amendment No. 4 to the Registration Statement.
In addition, we have enclosed with this letter drafts of the legal and tax opinions, which the Company intends to file as Exhibits 5.1 and 8.1, respectively, to the Registration Statement in a future amendment.
The Company is in the process of revising the sales materials to reflect the Staff’s comments on them in the July 30, 2010 letter. We will file revised sales materials together with a letter responding to the Staff’s comments under separate cover.

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

Cover page
1.	The cover page should contain only information required by Item 501 or that is key information. In addition, we note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K and Rule 420 of Regulation C.

The cover page has been revised as requested. We confirm that the cover page will not exceed one page.
Summary
2.	We note your prospectus summary is 26 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

The summary section of the prospectus has been revised as requested, primarily to reduce repetitive marketing disclosure. While the summary is still 24 pages, most of the remaining information consists of summaries of the risk factors, compensation, redemption plan, conflicts of interest, Investment Company Act status and terms of the offering.
3.	We note your response to comment 5 in our letter dated May 12, 2010 and the revisions on page 6. Please revise to remove the detailed discussion of the prior lodging transactions from the summary to the body of the prospectus. Inclusion of this information in the summary may give it undue emphasis, considering that it does not describe the historical performance of the issuer.

The disclosure on page 6 has been removed from the summary as requested and now appears on page 77.
Risk Factors, page 27
W. P. Carey and our dealer manager are parties to a settlement agreement . . . . page 31
4.	Please revise this risk factor so that it conveys the specific risks to you. As currently drafted, it is unclear the risks to you and your investors as a result of W. P. Carey and Carey Financial entering into a settlement agreement with the SEC.

The requested disclosure has been added on pages 29 and 30.
The lack of an active public trading market for our shares combined . . . . page 42
5.	This risk factor contains two separate and distinct risks. One risk appears to be the lack of an active public trading market for your shares and the other your redemption plan. Generally, each risk factor should only focus on a single risk. Please revise to separate this risk factor into two separate risk factors. Please also highlight to investors that you may

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Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

amend, suspend or terminate your redemption program without giving shareholders advance notice.

The risk factor has been revised into separate risk factors as requested on page 40. In addition, the risk factor has been further revised to add the requested disclosure on page 40.
Directors and Executive Officers of the Company, page 61
6.	We note your response to comment 11 in our letter dated May 12, 2010 as well as your revised disclosure but are reissuing the comment. The revised disclosure focuses on the qualifications for appointment to your board of directors. Item 401(e) of Regulation S-K, however, requires a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please revise.

The disclosure has been revised as requested on pages 60 to 63.
Executive Compensation, page 65
7.	We note your disclosure on page 65 that you will pay fees to your advisor and reimburse the advisor for the services of its personnel. Please revise to clarify whether you will reimburse your advisor for salaries and other compensation expenses paid to its employees.

The disclosure has been revised as requested on page 65.
Investment Objectives, Procedures and Policies, page 77
General, page 77
8.	We note your response to comment 12 in our letter dated May l2, 2010 as well as your revised disclosure. You disclose that you will adjust your investment focus from time to time based upon market conditions and your advisor’s views on relative value as market conditions change and that material changes in your investment focus will be described in your periodic reports filed with the SEC. Please make a corresponding revision to your Prospectus Summary section. Please additionally clarify, if true, that such disclosures to shareholders will be made only after your investment focus has changed, which could be months after such investment focus has changed. Please also consider adding risk factor disclosure.

The requested disclosure has been added on pages 2, 27 and 77.
Prior Programs, page 99
9.	With respect to the table on page 103, please provide in a footnote or otherwise the date on which the initial investment of $10,000 was made for each program.

The requested disclosure has been added on page 104.

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Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8526.

Sincerely,
/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosures

cc:	Mark J. DeCesaris William Demarest Dan Gordon Rochelle Plesset Michael G. Medzigian, Carey Watermark Investors Incorporated John Gottfried, PricewaterhouseCoopers LLP

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CC DRAFT 8/6/10
SUBJECT TO OPINION COMMITTEE REVIEW
[LETTERHEAD OF CLIFFORD CHANCE US LLP]
August __, 2010
Carey Watermark Investors Incorporated
50 Rockefeller Plaza
New York, New York 10020
Ladies and Gentlemen:
We have acted as counsel to Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”) in connection with the offer and sale by the Company of shares of its common stock, par value $0.001 per share (the “Common Stock”), having a maximum aggregate offering price of up to $1,237,500,000, including up to $237,500,000 of common stock issuable pursuant to the Company’s Distribution Reinvestment Plan (the “DRIP Plan”). The Common Stock will be sold pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-149899) (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).
In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.
Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement and, in the case of the Common Stock issuable under the DRIP Plan, in the manner contemplated by that plan, such shares of Common Stock will be legally issued, fully paid and non-assessable.
The opinion stated herein is limited to the Maryland General Corporation Law. We do not express any opinion with respect to the law of any other jurisdiction or as to the effect of any such law on the opinion herein stated.
This letter has been prepared for your use in connection with the Registration Statement and is based upon the law as in effect and the facts known to us on the date hereof. We have not undertaken to advise you of any subsequent changes in the law or of any facts that hereafter may come to our attention.
We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Opinions” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.
Very truly yours,

DRAFT — August 6, 2010
Carey Watermark Investors Incorporated
An Affiliate of W.P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020
Ladies and Gentlemen:
     We have acted as your special tax counsel in connection with the issuance by Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), of common stock, par value $0.001 per share, having a maximum aggregate offering price of up to $1,237,500,000, including up to $237,500,000 which are issuable pursuant to the Company’s Distribution Reinvestment Plan, pursuant to the initial Registration Statement on Form S-11 (Registration No. 333-149899) filed by the Company with the Securities and Exchange Commission of the United States, as amended by Pre-Effective Amendment Nos. 1, 2, 3 and 4 thereto (the “Registration Statement”).
     In rendering this opinion, we have examined and relied on the following documents:
1. the Articles of Amendment and Restatement of the Company;
2. the Bylaws of the Company;
3. the Agreement of Limited Partnership of CWI Limited Partnership (the “Partnership”);
4. a letter of certain representations of the Company dated August 5, 2010 (the “Certificate of Representations”);
5. a copy of the 2008 Form 1120-REIT, U.S. Income Tax Return for Real Estate Investment Trusts, for Carey REIT II, Inc., the owner of all of the shares of the Company during 2008; and
6. the Registration Statement.
     In our examination of the foregoing documents, we have assumed that (i) all representations and statements in such documents are true and correct, (ii) each party who has executed or adopted, or will execute or adopt, the documents had, or will have, the proper authority and capacity, (iii) any documents which have not yet been executed or adopted will be executed or adopted without substantial modification, and (iv) the Company will operate in accordance with the method of operation described in its

Carey Watermark Investors Incorporated
August 6, 2010

organizational documents, the Registration Statement and the Certificate of Representations.
     For purposes of rendering this opinion, we have also assumed (i) the accuracy of the representations contained in the Certificate of Representations and that each representation contained in the Certificate of Representations to the best of the Company’s knowledge is accurate and complete without regard to such qualification as to the best of the Company’s knowledge, (ii) that the Certificate of Representations has been executed by an appropriate and authorized officer of the Company, and (iii) the genuineness of the signature on the Certificate of Representations.
     Based on the foregoing and in reliance thereon, and subject thereto and on an analysis of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder, judicial authority and current administrative rulings and such other laws and facts as we have deemed relevant and necessary, we hereby state our opinion that (1) commencing with its taxable year ending December 31, 2010, the Company has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and its proposed manner of operations will enable it to satisfy the requirements for qualification and taxation as a REIT for taxable years commencing with its taxable year ending December 31, 2010, and (2) the statements in the Registration Statement under the caption “United States Federal Income Tax Considerations,” to the extent they describe matters of federal income tax law or legal conclusions relating thereto, are correct in all material aspects. This opinion represents our legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court.
     The Company’s qualification as a REIT will depend upon the continuing satisfaction by the Company and, given the Company’s current ownership in the Partnership, by the Partnership, of the requirements of the Code relating to qualification for REIT status, which requirements include those that are dependent upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. We do not undertake to monitor whether the Company or the Partnership actually will satisfy the various REIT qualification tests. We express no opinion as to the laws of any jurisdiction other than the Federal income tax laws of the United States of America to the extent specifically referred to herein.

Carey Watermark Investors Incorporated
August 6, 2010

     This opinion is furnished in connection with the transaction described herein. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Venable LLP in the Registration Statement under the captions “Legal Opinions” and “United States Federal Income Tax Considerations.” In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.
Very Truly Yours,
Venable LLP